EXHIBIT (C)(10)
Confidential Discussion Materials Prepared for:
Cablevision Special Transaction Committee Advisors
October 19, 2006 $1 Merrill Lynch CTHA D MC Global Markets & Investment Banking Group ’ Oilvl i J

Transaction Highlights Overview of Family Proposal Proposal is Meaningful Premium on
*,,,, AA , . , , . Already Significant Run-Up 2 )
• $27.00 per share in cash for entire company J r 2-Week ] 4.5% • Cablevision— • Comcast • All-cash consideration provides value certainty and (9/22/06) (1.5% structurally simpler vs. last year’s proposal YTD I 77J% —— —— —— — 3 e Je f (12/30/05) J 143.2% t, ,,... j ,. . (12/30/05) (1) M 43.2% • Fully-committed financing -P J ° 2005 Proposal | 41.8% —— —
· Implies equity value of $7.9 billion and transaction 6/17/05) fE™ value of $19.2 billion, representing ll.lx LTM A * 2005 ,±,1, — 17 6 » /0 75 ‘ 0% EBITDA — ............................................................. — .....
· ..
· .........
· 0% 50% 100% 150%
· Significant premiums:
• 17.0% to 2-week average price Proposal Compensates Shareholders for Risk
• n.3% to 52-week high (9/27/06) of Increased and More Tangible Competition
• 14.9% to last year’s proposal of $33.50 m Verizon FiOS . 60.0% to last year’s unaffected price of $26.87 ,,$23 billion investment (6/17/05) '',.,,,,, • Substantial impact to CVC — 97.4% to adjusted unaffected price of $13.68 V ” Sprint 4-G Network ,, ., .. . , • . . • 11- • . • $3-$4.5 billion investment
· Family continues to have no interest in selling its stake in the Company
· Intel / Motorola $900 million Clearwire investment
· National WiMAX
· Cable consortium (ex-CVC) wireless investment
· $2.4 billion spectrum purchase
Note: Premium and stock performance adjusted for $10 special dividend where applicable.
(1) Assumes $10 special dividend reinvested in CVC stock (31.9% appreciation).
JS BR 1 MS Merrill Lynch STERNS

Sources and Uses

(Dollars in Millions, Except Per Share Amounts)

- ***Merrill Lynch and Bear Stearns have provided a $12.4 billion commitment to effect the transaction***
  - ***$10.9 billion in new financing***
  - ***$6.1 billion in net, new financing***

Sources:	
New CSC Holdings Credit Facility	$6,790
New CVC Notes	900
New Super HoldCo Notes	1,130
New RNS Credit Facility	809
New RPH Notes	780
New RPP Credit Facilitiy	500
Excess Cash [(1)]	321
Total Cash Sources	**$11,230**
Rolled CSC Holdings Debt	$4,210
Rolled CVC Debt	1,500
Rolled RNS Debt	812
Rolled MSG Capital Leases	10
Rolled Family Equity (61mm shares @ $27.00) [(2)]	1,657
Total Sources	**$19,418**

Uses:	
Refinance Existing CSC Holdings Credit Facility	$4,290
Refinance Existing RNS Credit Facility	510
Purchase Public Shares (222mm shares @ $27.00) [(2)]	6,007
Fees & Expenses and Equity Awards	423
Total Cash Uses	**$11,230**
Rolled CSC Holdings Debt	$4,210
Rolled CVC Debt	1,500
Rolled RNS Debt	812
Rolled MSG Capital Leases	10
Rolled Family Equity (61mm shares @ $27.00) [(2)]	1,657
Total Uses	**$19,418**

(1) *Assumes Q2'06 cash balance pro forma for RNS bank paydown of $88 million and cash designated for future special dividend payment of $127 million.*
(2) *Based on total shares outstanding of 283.8 million, excluding restricted stock of 8.2 million. Assumes 61.4 million Family shares roll in the transaction.*

Merrill Lynch BEAR STEARNS CONFIDENTIAL 2

Organizational Structure and Related Financing Sources
| • mMMWIiM—..nr,., —— —— —— -— —
n I .. ‘ ....... 1 Rainbow Media Holdings ... 1 .... 1 Cable I I ........ 1 I .. 1 News 12 Rainbow I ....... 1 fuse Media I ....... 1 I RASCO Enterprises
—— —— —
Lightpath | RPP | I
—— —— —— —— —
| (1) Includes unfunded revolver of$l billion at CSC Holdings, $300 million at KNS, and $200 million at MSG (delayed draw/ revolver).
MS BB\R 3 MS Merrill Lynch

Disclaimer
Merrill Lynch prohibits (a) employees from, directly or indirectly, offering a favorable research rating or specific price target, or offering to change such rating or price target, as consideration or inducement for the receipt of business or for compensation, and (b) Research Analysts from being compensated for involvement in investment banking transactions except to the extent that such participation is intended to benefit investor clients.
This proposal is confidential, for your private use only, and may not be shared with others (other than your advisors) without Merrill Lynch’s written permission, except that you (and each of your employees, representatives or other agents) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the proposal and all materials of any kind (including opinions or other tax analyses) that are provided to you relating to such tax treatment and tax structure. For purposes of the preceding sentence, tax refers to U.S. federal and state tax. This proposal is for discussion purposes only. Merrill Lynch is not an expert on, and does not render opinions regarding, legal, accounting, regulatory or tax matters. You should consult with your advisors concerning these matters before undertaking the proposed transaction.
RS BR 4 MS Merrill Lynch STERNS